SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ReachLocal, Inc.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

75525F104
(CUSIP Number of Class of Securities (Underlying Common Stock))

Adam F. Wergeles, Esq.
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, California 91367
(818) 274-0260
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Christopher L. Kaufman, Esq.
Bradley A. Helms, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
(213) 485-1234

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A

	Form or Registration No.:	N/A

	Filing Party:	N/A

	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On April 23, 2012, ReachLocal, Inc. (“ReachLocal” or the “Company”) filed with the Securities and Exchange Commission its Notice of Annual Meeting of Stockholders and Proxy Statement for the Annual Meeting of Stockholders of the Company to be held on May 22, 2012 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange for eligible employees (the “Option Exchange”).  The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.  The proposed Option Exchange will be commenced, if at all, only if the Company’s stockholders approve the proposed Option Exchange.

The Option Exchange has not yet commenced, and there can be no assurance that it will commence even if it is approved by the Company’s stockholders.  ReachLocal will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, if and when the Option Exchange commences.  Persons who would be eligible to participate in the Option Exchange if and when it commences should read the Tender Offer Statement on Schedule TO and other related materials if and when those materials become available, because those materials would contain important information about the Option Exchange.

If ReachLocal commences the Option Exchange, stockholders and option holders will be able to obtain the written materials described above and other documents filed by ReachLocal free of charge from the investor relations section of ReachLocal’s corporate website (http://investors.reachlocal.com) and from the SEC’s website at www.sec.gov.

Item 12. Exhibits.

EXHIBIT INDEX
Exhibit No.	Description of Document

99.1
Notice of Annual Meeting of Stockholders and Proxy Statement for the Annual Meeting of Stockholders (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 23, 2012)